Upland Software, Inc.

401 Congress Avenue, Suite 1850

Austin, Texas  78701

August 31, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0409

Attention: Ji Shin

RE:	Upland Software, Inc.
Registration Statement on Form S-3
File No. 333-220190
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Upland Software, Inc. (the “Company”) hereby requests that the effective date of the above-captioned registration statement on Form S-3 (the “Registration Statement”), be accelerated to 4:00 p.m., Eastern Time, on August 31, 2017, or as soon thereafter as may be practicable.

Thank you for your assistance in this matter. Should you have any questions, please call Steven Tyndall of Pillsbury Winthrop Shaw Pittman LLP at 512-580-9612.

Very truly yours,

Upland Software, Inc.

		By:	/s/ Michael D. Hill
Michael D. Hill
Chief Financial Officer

cc:	John T. McDonald
Steven M. Tyndall